CONFIDENTIAL TREATMENT REQUESTED BY BEIGENE, LTD.
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED ELECTRONIC SUBMISSION FOR EASE OF IDENTIFICATION.
April 13, 2021
By EDGAR Submission and Secure File Transfer Process

U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Mary Mast and Mr. Dan Gordon
Re:    BeiGene, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 25, 2021
File No. 001-37686

Dear Ms. Mast and Mr. Gordon:

BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K filed on February 25, 2021 (the “2020 Annual Report”), as set forth in your letter dated March 23, 2021 addressed to Dr. Howard Liang, Chief Financial Officer and Chief Strategy Officer of the Company (the “Comment Letter”). For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto. Capitalized terms used but not defined herein are used herein as defined in the 2020 Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2020
Item 7. Management's Discussion and Analysis
Results of Operations
Cost of Sales, page 121

1.You state on page 117 that costs to manufacture inventory in preparation for commercial launch of a product incurred prior to regulatory approval are expensed to research and development expense as incurred. You also state that cost of sales for newly launched products will not be recorded until the initial pre-launch inventory is depleted and additional inventory is manufactured. We note that your product revenue increased 39% in 2020 compared to 2019 which appears to relate to newly launched products offset by the decline in ABRAXANE sales. However, you disclose on page 121 that cost of sales decreased to $70.7 million in 2020 from $71.2 million in 2019. Please consider enhancing your disclosure of the reasons for the decrease in cost of sales despite the increase in product revenues. As it appears your cost of product revenues was only 23% of net product revenues in 2020 compared to 32% of net product revenue in 2019, please tell us the following:

•the amount of estimated revenues represented by inventory on hand at December 31, 2020 for which manufacturing costs were expensed in prior periods as research and development expenses (i.e. "zero cost inventories"),
•when you expect to finish selling the zero cost inventories,
•the extent to which inventory capitalized may be required to be classified as noncurrent,
•the shelf life of inventory that should be classified as non-current, and
•what you estimate your gross margin percentage will be after the zero cost inventories are sold.

We respectfully acknowledge the Staff’s comments and provide the information set forth below in response. For your convenience, each bullet of the Staff’s comment is reproduced in bold, italicized type below, followed by the Company’s responses thereto.

•We note that your product revenue increased 39% in 2020 compared to 2019 which appears to relate to newly launched products offset by the decline in ABRAXANE sales. However, you disclose on page 121 that cost of sales decreased to $70.7 million in 2020 from $71.2 million in 2019. Please consider enhancing your disclosure of the reasons for the decrease in cost of sales despite the increase in product revenues.

RESPONSE: The Company began generating product revenue in September 2017 through its in-license agreement with Celgene Logistics Sàrl, now a wholly-owned subsidiary of Bristol Myers Squibb (BMS), to distribute the approved cancer therapies REVLIMID®, VIDAZA®, and ABRAXANE® in China. Following approval from the FDA in November 2019, the Company launched its first internally developed medicine, BRUKINSA®, in the United States. The Company launched its second internally developed medicine, tislelizumab, in China in March 2020, and launched BRUKINSA® in China in June 2020. In July 2020, the Company began selling XGEVA® in China under its in-license agreement with Amgen.

The in-licensed medicines from BMS were the sole source of product revenue for the year ended December 31, 2018 and were the primary source of product revenue for the year ended

December 31, 2019, with BRUKINSA® sales in the United States representing only 0.5% of total product sales. The following table summarizes the Company’s product revenue, cost of sales, and gross margin on product revenue for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2020	2019	2018
	(dollars in thousands)
BMS in-licensed products	$95,117	$221,557	$130,885
Internally developed products	205,060	1,039	—
Amgen in-licensed products	8,496	—	—
Other	201	—	—
Total Product Revenue	$308,874	$222,596	$130,885

Cost of sales - product	70,657	71,190	28,705
Gross Margin on Product Revenue	77%	68%	78%

Product revenues from BMS in-licensed medicines decreased 57% in the year ended December 31, 2020, primarily due to the suspension of the importation, sales and use of ABRAXANE® supplied to the Company by BMS in China in March 2020, as well as increased competition from generic products for REVLIMID® and the loss of volume-based procurement (“VBP”) bidding for VIDAZA®. However, product revenues from the Company’s higher-margin internally developed medicines increased significantly in the year ended December 31, 2020, with the China launches of tislelizumab and BRUKINSA®, and the continued launch of BRUKINSA® in the United States. Previously expensed zero or low cost inventories had an immaterial impact on the gross margin percentage, resulting in a benefit to cost of sales of only $0.3 million in 2020, in comparison to total cost of sales of $70.7 million.

On page 121 of the 2020 Annual Report, the Company disclosed the reason for the decrease in cost of sales despite increased product sales as being “…primarily due to a change in sales mix from lower margin in-licensed products to higher margin internally-developed products.” The Company believes that this disclosure, along with its disclosures on the variables impacting its products, address the material drivers of product sales and gross margin percentage. In future filings, the Company will disclose the impact of zero or low cost inventories on its reported cost of sales and gross margin percentage, to the extent material.

•the amount of estimated revenues represented by inventory on hand at December 31, 2020 for which manufacturing costs were expensed in prior periods as research and development expenses (i.e. "zero cost inventories").

RESPONSE: The Company had “zero cost inventories” and “low cost inventories” that were included in inventory on hand at December 31, 2020 related to certain BRUKINSA® batches that were in varying stages of completion at the time of regulatory approval. The Company expensed $2.0 million in prior periods as research and development expense related to zero and low cost inventories on hand at December 31, 2020. Assuming the current selling price and gross-to-net revenue reserve remains constant, the Company’s estimated net revenues represented by zero and low cost inventory on hand at December 31, 2020 is [****], which is expected to be fully utilized during the year ending December 31, 2021. The Company has based this forward-looking statement of its utilization of zero and low cost inventory during the year ending December 31, 2021 on its current expectations of product launch timing and sales, both of which are difficult to predict and may change during the course of the year.

•when you expect to finish selling the zero cost inventories.

RESPONSE:  Based on the current projections, the Company expects to finish selling the zero or low cost inventory discussed above during the year ending December 31, 2021.

•the extent to which inventory capitalized may be required to be classified as noncurrent.

RESPONSE:  The Company evaluated its overall inventory balance, including raw materials, work in process and finished goods as of December 31, 2020, and identified approximately $8.1 million of finished goods inventory that is not expected to be consumed in the next 12 months. This finished goods inventory does not pertain to the zero or low cost inventory discussed above. The Company believes this amount is not material to the financial statements, as it represents approximately 0.2% of total current assets and $0.1% of total assets as of December 31, 2020. In future reporting periods and related filings, the Company will evaluate its overall inventory balance and, to the extent applicable and material, will classify a portion as noncurrent.

•the shelf life of inventory that should be classified as non-current.

RESPONSE: The non-current inventory from finished goods relates to products with a remaining shelf life ranging from 40 to 44 months as of December 31, 2020.

•what you estimate your gross margin percentage will be after the zero cost inventories are sold.

RESPONSE: In 2021, the Company plans to continue the ongoing launches of its internally developed medicines and expects to launch additional medicines, potentially from its internal portfolio as well as from in-licensed commercial stage assets. Furthermore, as previously announced, three of the Company’s medicines marketed in China were included the National Reimbursement Drug List, resulting in price reductions effective March 1, 2021. The Company’s commercial portfolio consists of internally developed as well as in-licensed medicines that have a wide range of gross margins; therefore the product mix, product launch timing, pricing, and the sales of each individual medicine will have a significant impact on the overall gross margin. The consumption of zero cost and low cost inventories on hand is expected to have a small impact on gross margin. As noted above, the benefit in 2020 to gross margin as a result of zero or low cost inventories being expensed prior to sale was only $0.3 million, which would not have changed the Company’s reported gross margin percentage of 77% in 2020. Similarly, for 2021, the Company does not believe that the estimated benefit of $2.0 million to gross margin related to zero or low cost inventories being expensed in prior periods will result in a material change to its estimated gross margin percentage, which is expected to be [****]. The Company has based this forward-looking statement of its estimated gross margin percentage for 2021 on its current expectations of product mix, pricing, product launch timing, and estimated costs of production, all of which are difficult to predict and may change during the course of the year.

***

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact the undersigned (Howard.Liang@beigene.com or 781-801-1888), or Scott A. Samuels, Senior Vice President, General Counsel of the Company (Scott. Samuels@beigene.com or 857-327-8286).

Sincerely,

/s/ Howard Liang___________________________
Howard Liang
Chief Financial Officer and Chief Strategy Officer

Enclosures

cc:    Scott A. Samuels, Senior Vice President, General Counsel, BeiGene, Ltd.
    Edwin O’Connor, Goodwin Procter LLP